

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

Via E-mail
Francis Manzo, President
Drewrys Brewing Company
5402 Brittany Drive
McHenry, IL 60050

> **Re: Drewrys Brewing Company**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 26, 2012**
> **File No. 333-173309**

Dear Mr. Manzo:

We have reviewed your amended registration statement and have the following comment. We will have additional comments after you update your financial statements.

Financial Statements, page F-1

1. We note financial statements for the year ended December 31, 2011 are now required to be filed in an amended registration statement according to Rule 8-08 of Regulation S-X. Please revise.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Account, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director